VIA EDGAR

October 22, 2013

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PharmAthene, Inc.

Registration Statement on Form S-4

Filed September 9, 2013

File No. 333-191055

Dear Mr. Riedler:

PharmAthene, Inc. (the "Company") submits this letter in response to a comment letter dated October 16, 2013 received from the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement on Form S-4 (the “Registration Statement”) filed by the Company on September 9, 2013.

In order to facilitate your review of our responses, the numbered paragraph below corresponds and responds to the Staff’s comment, which is restated below in bold text.

Form S-4

Risk Factors, page 35

1. We note your response to our prior comment 1 and proposed risk factor disclosure. Please also include in your risk factor disclosure in the pre-merger amount of each company's net operating loss and tax credit carryforwards. In addition, to the extent practicable, please quantify the likely effect of the merger transaction on the pre-merger carryforwards arising from the application of Sections 382 and 384.

The Company undertakes to disclose in the risk factor the pre-merger amounts of each of its and Theraclone's net operating loss and tax credit carryforwards, as noted below. The Company respectfully advises that it has not undertaken a definitive analysis necessary to quantify the effect of the merger on the pre-merger carryforwards with requisite precision. To address the request, however, the Company proposes to add disclosure, indicated by underlined text, to the risk factor that it has undertaken to add in response to the Staff's first comment in its previous comment letter to the Company as follows:

The combined company’s ability to utilize PharmAthene’s or Theraclone’s net operating loss and tax credit carryforwards in the future may be subject to substantial limitations and may be further limited as a result of the merger.

Under Section 382 of the Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50 percent change (by value) in its equity ownership over a three-year period), the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. Further, if the historic business of PharmAthene or Theraclone is not treated as being continued by the combined entity for the two-year period beginning on the date of the merger (referred to as the “continuity of business requirement”), the pre-transaction net operating loss carryforward deductions of PharmAthene or Theraclone (as the case may be) may become substantially reduced or unavailable for use by the combined company. Prior to the merger, PharmAthene may have undergone an “ownership change”, and it is expected that the merger will likely result in an “ownership change” of PharmAthene. In addition, it is expected that the merger will result in an “ownership change” of Theraclone. A corporation that experiences an ownership change will generally be subject to an annual limitation on its use of pre-ownership change net operating loss carryforwards (and certain other pre-change tax attributes) equal to, in general, the product of the long-term tax-exempt rate (as published by the IRS for the month in which the ownership change occurs, which rate is 3.50% for October 2013) and the value of the corporation's outstanding stock immediately before the ownership change (subject to certain adjustments), increased by certain built-in gains held by the corporation at the time of the ownership change that are recognized in the five-year period after the ownership period. Accordingly, the combined company’s ability to utilize PharmAthene’s and Theraclone’s pre-merger net operating loss and tax credit carryforwards, which for PharmAthene was, as of December 31, 2012, approximately $134.3 million and for Theraclone was, as of December 31, 2012, approximately $41.2 million, may be substantially limited. PharmAthene’s U.S. federal net operating loss carryforwards of approximately $134.3 million will begin to expire in various years beginning in 2021. Theraclone’s U.S. federal net operating loss carryforwards of approximately $41.2 million will begin to expire in various years beginning in 2024. These limitations, in turn, could result in increased future tax payments for the combined company, which could have a material adverse effect on the business, financial condition or results of operations of the combined company.

Under Section 384 of the Code, available net operating loss carryovers of PharmAthene or Theraclone may not be available to offset certain gains arising after the merger from assets held by the other corporation at the effective time of the merger. This limitation will apply to the extent that the gain is attributable to an unrealized built-in-gain in the assets of PharmAthene or Theraclone existing at the effective time of the merger. To the extent that any such gains are recognized in the five-year period after the merger upon the disposition of any such assets, the net operating loss carryovers of the other corporation will not be available to offset such gains (but the net operating loss carryovers of the corporation that owned such assets will not be limited by Section 384 of the Code although they may be subject to other limitations under Section 382 of the Code as described above).

*      *      *

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission of the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•    the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (410) 269-2600 or our counsel, Jeffrey Baumel of Dentons US LLP, at (973) 912-7189.

Sincerely,

/s/ Eric Richman

Eric Richman

Chief Executive Officer

cc: Jeffrey Baumel